April 11, 2011

Re:	VoiceServe, Inc. Amendment No. 3 to Registration Statement on Form S-1 Filed April 1, 2011 File No. 333-169459

Dear Mr. Groff:

We represent Voiceserve, Inc. (“Voiceserve” or, the “Company,” “we,” “us,” or “our”).  By letter dated April 5, 2011 the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments on the Company’s Registration Statement (the “Registration Statement”) on Form S-1 filed on April 1, 2011. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s responses and proposed changes to Amendment No. 3 to the Registration Statement is attached hereto as Annex 1. Upon your approval of our responses and proposed changes, we will file with the SEC a formal amendment number 4 to the Registration Statement.

General

1.
Per prior comment 1 from our letter dated March 10, 2011, revise the sentence “[o]n _____  , 2010, a registration statement under the Securities Act with respect to a best-efforts public offering..." on page 37A to correctly identify the number of securities to be offered in the public offering and to account for the fact that no registration statement was declared effective in 2010.

Response: The Registration Statement on Form S-1/A has been revised on page 37A to reflect the correct number of shares being offered in the current offering and that no registration statement was declared effective in 2010.

2.
We note that common stock outstanding increased to 38,354,429 shares as of April 1, 2011 from 36,104,429 shares as of March 7, 2011. Reconcile the figures provided on pages 13, 20 and 39A accordingly.  Supplementally explain why your common stock outstanding increased and revise the disclosure under Item 15 if necessary.

Response: The Registration Statement on Form S-1/A has been revised on pages 13, 20 and 39A to properly reflect the correct number of outstanding shares equal to 38,354,429. Further, disclosure has been made in Item 15 discussing the 2,250,000 increase in the outstanding shares.

Plan of Distribution, page 12

3.
The disclosure added in response to comment 11 from our letter dated March 10, 2011 fails to address your primary offering and instead describes the characteristics of a secondary offering.  Again, we note that the plan of distribution for the secondary offering is already described on page 41 A.  Replace the added disclosure with a discussion of the plan of distribution for the primary offering.

Response: The Plan of Distribution on page 12 has been revised to disclose the characteristics of our primary offering.

Management's Discussion And Analysis Of Financial Condition And Results of Operations, page 21

Results Of Operations For The Third Quarters And First Nine Months Of Fiscal Years 2011 and 2010 Ended December 31, 2010 and December 31, 2009, Respectively, page 24

4.
We reissue comment 6 from our letter dated March 10, 2011 in part.  Expand your "Cost of Revenues" section for both the three month and nine month periods to elaborate as to why cost of revenues roughly doubled in each of those fiscal 2011 periods.  The respective revisions should reconcile the disclosure for the three month period which attributes the increase to "higher expenditures for product development labor and customer support" with the disclosure for the nine month period which attributes the increase to a "temporary pricing strategy" and expanded focus on "large businesses."

Response: The Registration Statement on Form S-1/A has been revised on page 25 to disclose and reconcile the increase in the Company’s cost of revenues for both the three month and nine month periods.

Executive Compensation, page 32

5.
We note your response to comment 9 from our letter dated March 10, 2011 and your revised disclosure. However, it is still unclear which aspects of executive compensation are determined by your officers and which are determined by your directors.  Revise to clearly state.

Response: The Registration Statement on Form S-1/A has been revised on page 32 to clarify that the officers of the Company determine base compensation while the directors of the company determine bonus awards for qualifying individuals which are paid in addition to the base compensation.

Employment Agreements, page 33

6.
As previously requested in prior comment 10 from our letter dated March 10, 2011, state the effective date of Mr. Stefansky's agreement and describe the material terms of the agreement, including benefits and termination rights and payments.

Response: The Registration Statement on Form S-1/A has been revised on page 33 to disclose the material terms of Mr. Stefansky’s agreement, including benefits and termination rights and payments.

Recent Sales of Unregistered Securities, page II-2

7.
In accordance with comment 12 from our letter dated March 10, 2011, revise your disclosure to account for all sales of unregistered securities covered by Item 701 of Regulation S-K.  We once again note applicable transactions disclosed under Note 9 on page F-13, including a December 7, 2010 share issuance and the issuance of options to service providers.

Response: The Registration Statement on Form S-1/A has been revised on page II-2 to disclose all sales of unregistered securities covered by Item 701 of Regulation S-K.

Very truly yours,

ANSLOW & JACLIN LLP